Exhibit 99.1

James Hardie Industries N.V
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Dutch Registration Number
34106455

Atrium 8th Floor
23 June 2008	Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

The Manager	Tel: 31 20 301 2980
Company Announcements Office	Fax: 31 20 404 2544
Australian Securities Exchange Limited
20 Bridge Street
Sydney NSW 2000
Dear Sir
James Hardie Industries’ Annual Meetings
As required under Listing Rule 3.13.1, James Hardie Industries advises that it will hold its Annual General Meeting at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands at 10.00 am Central Europe Time (CET) on Friday,
22 August 2008.
The 2008 Annual Information Meeting of CUFS holders of James Hardie Industries NV will be held in the Auditorium, The Mint,
10 Macquarie Street, Sydney at 1.00 pm on Wednesday, 20 August 2008.
Yours faithfully,
Robert E Cox
Company Secretary